Exhibit 99.(a)(1)(G)

FORM OF FINAL ELECTION CONFIRMATION E-MAIL (POST-EXPIRATION TIME)

[To be sent to all Eligible Optionees that have not made an election as of the Expiration Time]

On November 30, 2009, American Capital, Ltd. provided to you an opportunity to exchange certain existing stock option awards for cash pursuant to a tender offer. This email is to notify you that the offer period has ended.

Our records indicate you did not make an election regarding the offer, and, as such, have chosen not to tender your Eligible Options.

If you should have any questions or concerns, please contact David Ellis at (301) 272-1130 or Christopher Casserly at (301) 841-2043 for assistance.

[To be sent to all Eligible Optionees that have made an election as of the Expiration Time]

On November 30, 2009, American Capital, Ltd. provided to you an opportunity to exchange certain existing stock option awards for cash pursuant to a tender offer. This email is being sent to notify you that the election period for that offer has now ended and your election was received.

If you elected to tender your Eligible Options, payment for that exchange will be processed by the payroll department no later than February, 2010.

If you have any questions, please contact either David Ellis at (301) 272-1130 or Christopher Casserly at (301) 841-2043.